Filed by Marshall & Ilsley Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:

Metavante Holding Company
(Commission File No. 001-15403)

The following was made available on the website of Marshall & Ilsley Corporation (“M&I”).

Forward-Looking Statements

This presentation contains certain forward-looking statements based on current M&I management expectations. Those forward-looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the investment agreement; (2) the outcome of any legal proceedings that may be instituted against M&I and others following announcement of the investment agreement; (3) the inability to close the transactions contemplated by the investment agreement due to the failure to obtain shareholder approval or the failure to satisfy other closing conditions contemplated by the investment agreement; (4) the failure to obtain the necessary debt financing arrangements; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transactions contemplated by the investment agreement; (6) the inability to recognize the benefits of the transactions contemplated by the investment agreement; (7) the amount of the costs, fees, expenses and charges related to the transactions contemplated by the investment agreement and the actual terms of certain financings that will be obtained for such transactions; and (8) the impact of the substantial indebtedness incurred to finance the consummation of the transactions contemplated by the investment agreement; and other risks that are set forth in the “Risk Factors,” “Legal Proceedings” and “Management Discussion and Analysis of Results of Operations and Financial Condition” sections of M&I’s SEC filings. Many of the factors that will determine the outcome of the subject matter of this press release are beyond M&I’s ability to control or predict. M&I undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Transactions and Where to Find It

This communication is not a solicitation of a proxy from any security holder of M&I. In connection with the proposed transactions, a registration statement of Metavante Holding Company, which will contain a proxy statement/prospectus, and a registration statement of New M&I Corporation will be filed with the Securities and Exchange Commission (“SEC”). Investors

are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the proxy statement/prospectus and all relevant documents filed by M&I, Metavante Holding Company and New M&I Corporation with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by M&I, from M&I Investor Relations.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of M&I may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the proposed transactions. Information concerning persons who may be considered participants in the solicitation of M&I’s shareholders under the rules of the SEC is set forth in public filings filed by M&I with the SEC and will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information concerning M&I’s participants in the solicitation is contained in M&I’s Proxy Statement on Schedule 14A, filed with the SEC on March 13, 2007.

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M&I

Warburg Pincus highlights

- Warburg Pincus has been a leading private equity investor since 1971.
- The firm currently has approximately $20 billion in assets under management.
- Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. The firm has an active portfolio of more than 100 companies. Significant current and past investments include: Neiman Marcus, Knoll, Bharti, Nova Information Systems, Aramark, Mellon Financial, Neustar, BEA Systems and WNS Global Services.
- Since inception, Warburg Pincus has sponsored 12 private equity funds which have invested approximately $25 billion in more than 550 companies in 30 countries.

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